August 14, 2007

Jill S. Davis

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D. C. 20549-7410

Dear Ms. Davis:

Re:	Canadian Natural Resources Limited
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
Response Letter Dated June 21, 2007
File No. 333-12138

This letter is in response to your letter dated July 10, 2007. We will address each of the comments raised in your letter in the order made.

Canadian Natural Resources Limited acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

Note 1 – Accounting Policies

(D) Property, Plant and Equipment

1. We believe that our financial statements for the year ended December 31, 2006 include the accounting policy disclosures for the Horizon Project mining activities that you have identified in your comments. These disclosures are included with our conventional oil & gas accounting policy disclosures.

To address the issues raised in your letter, we undertake to expand our accounting policy disclosures on a go-forward basis beginning with our 2007 Form 40-F to clearly differentiate the accounting policies relating to (a) our conventional oil & gas activities and (b) our mining activities. We further undertake to provide additional accounting policy disclosures related to the production phase of the Horizon Project.

Canadian Natural Resources Limited

Suite 2500, 855 - 2nd Street SW Calgary, Alberta, Canada T2P 4J8 T 403.517.6700 F 403.517.7350 www.cnrl.com

•

Both the introductory paragraph to Note 1 – Accounting Policies and Note 15 – Segmented Information in our Consolidated Financial Statements for the year ended December 31, 2006 disclose that the Horizon Project bitumen reserves would be extracted using mining techniques. In addition, Note 1 paragraph (D) Property, Plant and Equipment states that the Horizon Project costs are not accounted for using the full cost method of accounting that we follow for our conventional oil & gas production.

•

Note 1 – Accounting Policies paragraph (D) Property, Plant and Equipment included a discussion of our accounting policies for the capitalization of costs related to the Horizon Project and the subsequent impairment testing of those costs.

•

The mineral lease on which the Horizon Project is being developed was acquired from an unrelated company in 1999. Prior to our acquisition, that company had conducted extensive drilling of test wells to determine the existence of minable bitumen. The well drilling we conducted was to develop the mine plan, including the location of the pits and the plant site, which were requirements for our project application for regulatory approval to the Alberta Energy and Utilities Board made in 2002. The costs of the wells we drilled were capitalized in accordance with the policy in Note 1(D). We have not undertaken any exploratory drilling related to our Horizon Project.

•

Note 1 – Accounting Policies paragraph (D) Property, Plant and Equipment included a discussion of our accounting policies for the capitalization of costs related to the Horizon Project. Since the Horizon Project is under construction and all costs are being capitalized, the note does not single out the treatment of any single expenditure. We are developing our accounting policy with respect to the amortization of costs once production begins.

•

Our development activities to date include overburden removal costs. Since we are in the pre-production phase, all of these overburden removal costs are being capitalized to the costs of development of the Horizon Project. This is consistent with the treatment noted in EITF 04-6 for US GAAP and EIC 160 for Canadian GAAP. Our accounting policy for the capitalization of costs during the construction period did not specifically refer to overburden removal but noted that all costs were being capitalized. Once production commences, overburden removal will be expensed for US GAAP purposes in accordance with EITF 04-6. Canadian EIC 160 requires capitalization of overburden removal costs once production has commenced if the overburden removal is considered a betterment to the mineral property.

Canadian Natural Resources Limited

Suite 2500, 855 - 2nd Street SW Calgary, Alberta, Canada T2P 4J8 T 403.517.6700 F 403.517.7350 www.cnrl.com

We are in the process of developing accounting policies for the Horizon Project to cover operating activities once the production phase begins. These policies will be reviewed and approved by our management and audit committee prior to the filing of the 2007 Form 40-F. We respectfully request that the SEC not require us to revise our 2006 disclosures by amending our Form 40-F for the fiscal year ended December 31, 2006 in order to allow for the proper development, review and approval processes to be undertaken.

Yours truly,

/s/ Douglas A. Proll

Chief Financial Officer and

Senior Vice-President, Finance

cc: PricewaterhouseCoopers LLP, Calgary, AB

Canadian Natural Resources Limited

Suite 2500, 855 - 2nd Street SW Calgary, Alberta, Canada T2P 4J8 T 403.517.6700 F 403.517.7350 www.cnrl.com